UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the quotes from the Chairman of the Board of Directors and Group CEO, the biographical information of the new Executive Board members as well as the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release Zurich, April 27, 2022

Ad hoc announcement pursuant to article 53 LR
Credit Suisse Group announces changes to its Executive Board
Zurich, April 27, 2022 – Credit Suisse Group announces a series of appointments to its Executive Board and management changes as follows:

Chief Financial Officer
David Mathers, who has served as Chief Financial Officer since 2010 and as CEO of Credit Suisse International (CSI) since 2016, has indicated his wish to seek alternative opportunities outside of Credit Suisse. David has agreed to continue his responsibilities until suitable successors for both of his roles have been found, ensuring an orderly transition. Credit Suisse has launched an internal and external search, a process in which David will be involved, to find the optimal candidates for the two roles.

CEO of the Europe, Middle East and Africa (EMEA) region
Francesca McDonagh will take over by October 1, 2022, as CEO of the EMEA region from Francesco De Ferrari, CEO of the Wealth Management division, who has held this position on an ad interim basis since January 2022. Francesca, who will be based in Zurich, will also join the Executive Board, reporting directly to Group CEO Thomas Gottstein. Most recently, she has held the role of Group CEO at the Bank of Ireland since 2017. Prior to that she served in several senior management roles at HSBC Group, including Group General Manager and Regional Head of Retail Banking and Wealth Management, UK and Europe. She has a Bachelor of Arts Degree in Politics, Philosophy and Economics from Oxford University.

CEO of the Asia Pacific (APAC) region
Helman Sitohang has announced his intention to step down from his current role on June 1, 2022. Edwin Low, who has been with the bank since 1996, will replace Helman on the Executive Board and report directly to Group CEO Thomas Gottstein. He is currently Co-Head of Investment Banking APAC based in Singapore. He is also CEO for Southeast Asia. Before joining Credit Suisse, he worked at Schroders Australia and with law firm Mallesons Stephen Jaques, where he was admitted as a Barrister and Solicitor. Edwin has a Bachelor of Jurisprudence and a Bachelor of Laws from the University of Western Australia as well as an MBA from the Australian Graduate School of Management, University of New South Wales.
Helman, who was appointed CEO of APAC in 2014 and joined the Executive Board a year later, will stay with Credit Suisse and become senior advisor to the Group CEO, focusing on core clients and strategic development around the APAC region, an important growth market for Credit Suisse. Helman will also serve on the APAC Advisory Council. He joined Credit Suisse in 1998 and has held senior roles at the company including Head of the Investment Bank in APAC.
Group General Counsel
Markus Diethelm joins on July 1, 2022, as General Counsel, succeeding Romeo Cerutti, who will retire after more than 10 years in the position. He will also join the Executive Board and report directly to Group CEO Thomas Gottstein. Markus was most recently at UBS Group, where he served as General Counsel and member of the Group Executive Board from 2014 to 2021. He held the same role at UBS AG from 2008. Over the previous decade, he was Group Chief Legal Officer at Swiss Re. Prior to that, he was with US law firms Gibson, Dunn & Crutcher as well as Shearman & Sterling and Paul, Weiss, Rifkind, Wharton & Garrison. He is admitted to the bar in Zurich, Geneva and New York and holds a Law Degree from the University of Zurich and a master’s degree and a PhD from Stanford Law School.

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Media release Zurich, April 27, 2022

Axel P. Lehmann, Chairman of the Board of Directors, said: “I would like to welcome Francesca and Markus to Credit Suisse, while congratulating Edwin on his promotion. They bring a wealth of experience and impressive track records in their respective areas, with the right risk mindset required to help drive the implementation of our strategic and cultural transformation. I would like to thank David, Romeo and Helman for their years of service and their commitment to Credit Suisse.”
Thomas Gottstein, Group CEO, said: “I am looking forward to having Francesca, Markus and Edwin on the Executive Board given their deep professional insights and profound knowledge of the financial-services industry. At the same time, I would like to thank Romeo, David and Helman for their service to the bank in their important roles over such a significant period of time. I wish Romeo well for his future endeavors. I have accepted David’s request with regret and look forward to continuing working with David over the coming months until a successor is found. And finally, I am delighted that Helman will continue to support me and Edwin in his new role, focusing on our most important APAC clients and advise me on our strategy implementation in the APAC region.”

The appointments are subject to final regulatory approval.

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Dominik von Arx, Corporate Communications, Credit Suisse Tel: +44 207 883 06 69 Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 50,390 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
◾	our plans, targets or goals;
◾	our future economic performance or prospects;
◾	the potential effect on our future performance of certain contingencies; and
◾	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
◾	the ability to maintain sufficient liquidity and access capital markets;

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Media release Zurich, April 27, 2022

◾	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
◾	the ongoing significant negative consequences of the Archegos and supply chain finance funds matters and our ability to successfully resolve these matters;
◾	our ability to improve our risk management procedures and policies and hedging strategies;
◾
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;

◾
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

◾
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

◾	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
◾	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
◾	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
◾	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
◾	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
◾	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
◾	geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities;
◾	political, social and environmental developments, including climate change;
◾	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
◾	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
◾	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
◾	operational factors such as systems failure, human error, or the failure to implement procedures properly;
◾
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

◾	the adverse resolution of litigation, regulatory proceedings and other contingencies;
◾
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

◾	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
◾	the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
◾	the potential effects of changes in our legal entity structure;
◾	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
◾	the ability to retain and recruit qualified personnel;
◾	the ability to protect our reputation and promote our brand;
◾	the ability to increase market share and control expenses;
◾	technological changes instituted by us, our counterparties or competitors;
◾	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
◾	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
◾	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

The English language version of this document is the controlling version.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: April 27, 2022		Vice President